Exhibit 12.1

PARAMOUNT GROUP, INC. AND PARAMOUNT PREDECESSOR

COMPUTATION OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DISTRIBUTIONS RATIOS

	Paramount Group, Inc.						Paramount Predecessor
						Period from November 24, 2014 to December 31, 2014	Period from January 1, 2014 to November 23, 2014	Year Ended December 31, 2013

	Three Months Ended March 31, 2018	Year Ended December 31,
(Amounts in thousands, except ratios)		2017	2016	2015
Earnings:
Income (loss) before income taxes (1)	3,320	$98,311	$(3,061)	$16,859		$72,289	$123,618	$312,806
Add:
Fixed charges (see below)	36,082	143,762	153,138	168,366		43,743	28,585	29,807
Distributions of income from unconsolidated joint ventures and funds	668	6,042	8,513	4,985		532	2,874	2,612
Less:
Noncontrolling interest in pre-tax income of consolidated subsidiaries that have not incurred fixed charges	(1,110)	(8,147)	(3,007)	(24,896)		—	(26,145)	(60,957)

Earnings available for Fixed Charges and Preferred Dividends	38,960	$239,968	$155,583	$165,314		$116,564	$128,932	$284,268

Fixed Charges:
Interest expense, including amortization of deferred financing costs	36,082	$143,762	$153,138	$168,366		$43,743	$28,585	$29,807

Total Fixed Charges	36,082	$143,762	$153,138	$168,366		$43,743	$28,585	$29,807

Preferred Distributions	—	$—	$—	$—		$—	$—	$—

Total Fixed Charges and Preferred Stock Distributions	36,082	$143,762	$153,138	$168,366		$43,743	$28,585	$29,807

Ratio of Earnings to Fixed Charges and Preferred Stock Distributions	1.08	1.67	1.02	-	(2)	2.66	4.51	9.54

(1)	Represents pre-tax income (loss) from continuing operations before non-controlling interests in consolidated subsidiaries and income from unconsolidated joint ventures and funds.
(2)	The ratio was less than 1:1 for the year ended December 31, 2015 as earnings were inadequate to cover fixed charges by a deficiency of approximately $3.1 million.